Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE RESTATED ARTICLES OF INCORPORATION OF
FRONTIER OIL CORPORATION

Pursuant to the provisions of Article 10 of the Wyoming Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Restated Articles of Incorporation.

1.	The name of the corporation is: Frontier Oil Corporation.

2.	Article Six is amended as follows:

“Article Six

The aggregate number of shares of all classes of stock which the corporation shall have authority to issue is 90,500,000 shares consisting of and divided into:

(i)	one class of 90,000,000 shares of Common Stock no par value; and

(ii)	one class of 500,000 shares of Preferred Stock, $100 par value per share, which may be divided into and issued in Series, as hereinafter provided.

The following is a statement of the designations, voting powers, preferences, and relative, participating, optional and other special rights, and qualifications, limitations, or restrictions thereon, of the classes of stock of the corporation.”

3.	The amendment was adopted on May 23, 2005 by the shareholders.

4.	Prior to this amendment, the Corporation’s only authorized class of voting securities was its Common Stock, without par, of which 50,000,000 shares were authorized and 27,399,967 shares were outstanding. All Common Stock in the Corporation is entitled to one vote per share for each matter coming before a meeting of the shareholders.

5.	The number of shares of Common Stock voted in favor of the amendment was 25,118,252. The number of shares of Common Stock voted against the amendment was 210,274.

6.	The number of votes cast for the amendment was sufficient for approval of the amendment.

DATED the 23rd day of May, 2005.

FRONTIER OIL CORPORATION

By:	/s/ James R. Gibbs
Name: James R. Gibbs
Title : Chairman of the Board, President & CEO